Contractor+ announces community investment round, enabling our users to own a piece of our fast growing software company & helping us accelerate product development.

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Contractor+ Announces Community Investment Round

Our users can Invest alongside accredited investors & VCs and even get better terms!

Become An Investor →



Hi Justin,

We're excited to announce that our Form C filing has been submitted to the SEC, enabling us to accept investment from our friends & family.

Contractor+ has experienced **12% month over month growth** since Beta. We have BIG product improvements in the works and we're actively talking to angel investors and venture capital firms to help accelerate our growth and product roadmap.

This means YOU can own a slice of the pie too. And you can invest with as little as $100.

We also have some great perks for those who are looking to invest a larger amount!

Learn More on Wefunder →

Learn More About This Opportunity

The most common questions, answered on our Wefunder page.


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Make A Reservation →

The Early Bird Gets The Worm

Customers who make a reservation **prior to February 15th** will get better terms.

We wanted to incentivize our early supporters, so we decided to give everyone a **10% discount** on our valuation.

In addition to better terms, when you invest you'll also get great perks!

$1,000

Contractor+ Shirt & Carpenter Pencils

$5,000

Contractor+ Shirt, Carpenter Pencils & Custom Embroidered Jacket

$10,000

1 year PRO Team (Ultimate) account + Swag for the whole team (5 users)

$50,000

5 Year Pro Team account (Ultimate) + Swag for the whole team (10 users) + Pick 1 feature from the product roadmap to expedite

$100,000

All of the above perks + A dedicated engineering team for the next year to prioritize your features/needs + VIP Pass to American Contractor Live & TopGolf with the CEO. (Let's discuss first, please.)

$250,000+

All of the above perks + a board seat (with the understanding that you will likely be replaced by a VC in our Series A.)

Become An Investor →

Have questions before making an investment?

We'd love to meet you and discuss what an investment in Contractor+ could look like for you and your business. Whether it's discussing the specific terms of the investment, how it works, or the perks (such as custom development), just schedule a call and we'll work it out.

Schedule Call with CEO

(855) 392-8803 ext 100